Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605
+972 (3) 577-4115

May 18, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards
Tim Buchmiller

Re:	Alpha Tau Medical Ltd. Registration Statement on Form F-1 (File No. 333-264306)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-2264306), as amended (the “Registration Statement”) of Alpha Tau Medical Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 20, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael J. Rosenberg at +1.212.906.1829.

Thank you for your assistance in this matter.

Very truly yours,

Alpha Tau Medical Ltd.

By:	/s/ Uzi Sofer

Name: Uzi Sofer
Title: Chief Executive Officer

cc:	Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.
Joshua G. Kiernan, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Eyal Orgad, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP